UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

TECNOGLASS INC.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G87264 100
(CUSIP Number)

Joaquin Fernandez, Director ENERGY HOLDING CORPORATION c/o Tecnoglass Inc. Avenida Circunvalar a 100 mts de la Via 40 Barrio Las Flores Barranquilla, Colombia (57)(5) 3734000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87264 100	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS

ENERGY HOLDING CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

24,628,108
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

24,628,108
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,628,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.7%
14	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. G87264 100	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS

Joaquin Fernandez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

24,628,108
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

24,628,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,628,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.7%
14	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. G87264 100	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS

Alberto Velilla Becerra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colombia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

24,628,108
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

24,628,108

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,628,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.7%
14	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. G87264 100	SCHEDULE 13D	Page 5 of 8 Pages

This Amendment No. 3 amends the Schedule 13D initially filed jointly with the Securities and Exchange Commission (“SEC”) by ENERGY HOLDING CORPORATION (“EHC”), Joaquin Fernandez and Alberto Velilla Becerra (collectively, the “Reporting Persons”) on April 28, 2014 with respect to ownership of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Tecnoglass Inc. (formerly known as Andina Acquisition Corporation), a Cayman Islands exempted company (the “Issuer”) as previously amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the SEC by the Reporting Persons on June 12, 2015 and Amendment No. 2 thereto (“Amendment No. 2”) filed with the SEC by the Reporting Persons on January 13, 2017 (as previously amended, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 47,673,953 Ordinary Shares outstanding as of May 16, 2023 as reported by the Issuer in its prospectus supplement dated May 17, 2023, as filed with the SEC May 18, 2023.

Item 3. Sources of Funds.

Item 3 of the Existing Schedule 13D is hereby supplemented by adding the following to the end of such Item:

On May 17, 2023, the Issuer and EHC entered into an underwriting agreement (the “Underwriting Agreement”) with Robert W. Baird & Co. Incorporated, Raymond James & Associates, Inc. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein (the “Underwriters”), providing for the offer and sale by EHC (the “Secondary Offering”) of (i) 2,000,000 Ordinary Shares (the “Firm Shares”) of the Issuer and (ii) up to an additional 300,000 Ordinary Shares (the “Option Shares”, and together with the Firm Shares, the “Shares”) of the Issuer, pursuant to an over-allotment option, exercisable for 30 days, granted to the Underwriters.

On May 18, 2023, the Underwriters exercised the over-allotment option in full. On May 19, 2023, the parties consummated the sale of the Shares. EHC sold the Shares to the Underwriters at a price of $41.065 per share. The Issuer did not receive any proceeds from the Secondary Offering. Robert W. Baird & Co., Raymond James & Associates, Inc. and Stifel, Nicolaus & Company, Incorporated served as lead joint book-running managers for the Secondary Offering and B. Riley Securities D.A. Davidson & Co. acted as co-managers.

The Secondary Offering and sale of the Shares was made pursuant to a prospectus supplement dated May 17, 2023 and an accompanying base prospectus, which are part of the Issuer’s automatic “shelf” Registration Statement on Form S-3 (File No. 333-271980).

CUSIP No. G87264 100	SCHEDULE 13D	Page 6 of 8 Pages

Item 4. Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

The Ordinary Shares acquired and reported on in this Schedule 13D were acquired for investment purposes. Each of the Reporting Persons may from time to time acquire securities of the Issuer for investment purposes, or dispose of securities of the Issuer, in the open market or in private transactions, including without limitation, sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement described below.

At the date of this Schedule 13D, except as may be set forth above, the Reporting Persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

CUSIP No. G87264 100	SCHEDULE 13D	Page 7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date of this Schedule 13D, EHC holds 24,628,108 Ordinary Shares, which represents approximately 51.7% of the outstanding and issued Ordinary Shares. Messrs. Fernandez and Becerra, as directors of EHC, have shared voting and dispositive power of the Ordinary Shares held by EHC, and may therefore each be deemed to beneficially own all of the shares held by EHC. Neither Mr. Fernandez nor Mr. Becerra holds shares of the Issuer directly. Each of Messrs. Fernandez and Becerra disclaims beneficial ownership of the shares held by EHC, except to the extent of his pecuniary interest thereto.

Except to the extent EHC may in the future make distributions to its shareholders by which its shareholders would receive dividends from, or the proceeds from the sale of, the Ordinary Shares, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares acquired by the Reporting Persons.

In the past 60 days, the Reporting Persons have not engaged in any transactions involving the Ordinary Shares of the Issuer except (i) as disclosed in Item 3 above, (ii) as disclosed in Item 6 below and (iii) on March 9, 2023, an aggregate of 519,412 Ordinary Shares were acquired by EHC, at a purchase price of $42.46 per share, from members of the family of its controlling shareholders, the family of Jose Daes, the Issuer’s Chief Executive Officer, and Christian Daes, the Issuer’s Chief Operating Officer, as follows:

●	275,810 Ordinary Shares were acquired by EHC from Jose Daes for $42.46 per share;
●	204, 632 Ordinary Shares were acquired by EHC from Christian Daes for $42.46 per share; and
●	38,970 Ordinary Shares were acquired by EHC from a family member of Jose Daes and Christian Daes for $42.46 per share;

These transactions were disclosed on Forms 4 filed with the SEC on March 9, 2023 by EHC, Jose Daes and Christian Daes respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby supplemented by adding the following to the end of such Item:

In connection with the Underwriting Agreement, EHC entered into a lockup agreement (the “Lockup Agreement”) pursuant to which, subject to certain exceptions, EHC may not transfer any Ordinary Shares or any securities convertible into, or exercisable or exchangeable for such shares, or publicly announce an intention to effect any such transaction, until 90 days after the date of the Underwriting Agreement.

Item 7. Material to be filed as Exhibits.

Item 7 of the Existing Schedule 13D is hereby supplemented by adding the following to the end of such Item:

99.7	Underwriting Agreement, dated May 17, 2023, by and among the Issuer, EHC and Robert W. Baird & Co. Incorporated, Raymond James & Associates, Inc. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named therein (included as an exhibit to the Issuer’s Current Report on Form 8-K, filed May 18, 2023 and incorporated herein by reference).

99.8	Form of Lockup Agreement, dated May 17, 2023 (included as an exhibit to the Underwriting Agreement included as an exhibit to the Issuer’s Current Report on Form 8-K, filed May 18, 2023 and incorporated herein by reference).

CUSIP No. G87264 100	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 26, 2023

ENERGY HOLDING CORPORATION

/s/ Joaquin Fernandez
Joaquin Fernandez

/s/ Alberto Velilla Beccerra
Alberto Velilla Becerra